August 6, 2008

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	Kohl’s Corporation Form 10-K for Fiscal Year Ended February 2, 2008 Filed March 21, 2008 Definitive Proxy Statement on Schedule 14A Filed March 27, 2008 File No. 001-11084

Dear Mr. Owings

We are in receipt of your letter dated July 24, 2008 regarding the above-referenced filings for Kohl’s Corporation. Our responses to each of your comments are provided below. We have repeated each of your comments in full (in italics) and the response to each comment is noted directly below the quoted comments.

Item 1. Business, page 3

1.	Please provide disclosure for the past three fiscal years of any group of similar products that accounted for 10% or more of your revenue. See Item 101(1)(i) of Regulation S-K.

In this regard, we note the disclosure on page 18 regarding the company’s “merchandise mix”. Please provide the applicable disclosure under Item 1 as well.

Response

In future Form 10-K filings, we will expand our Item 1, Business, discussion to include the information included in the “merchandise mix” table in our MD&A.

Item 1A. Risk Factors, page 7

2.	The subheadings in your risk factor section are too vague and generic to adequately describe the risk that follows. For example, on page 8, you use the subheadings “General economic conditions affect our business” and “Capital efficiency and proper allocation.” These subheadings do not describe the risk to the company. Please revise your risk factor subheadings so they reflect the risk that follows. See Item 503(c) of Regulation S-K.

Mr. H. Christopher Owings

Securities and Exchange Commission

August 6, 2008

Response

In future Form 10-K filings, we will enhance the subheadings in our risk factor section to more adequately describe the risk that follows. For example, we will replace the headings “General economic conditions affect our business” and “Capital efficiency and proper allocation”, with “Declines in general economic conditions, consumer spending levels and other conditions could lead to reduced consumer demand for our merchandise and cause reductions in our sales and/or gross margin” and “If we do not offer merchandise our customers want and fail to successfully manage our inventory levels, our sales and/or gross margin may be adversely impacted” or similar language.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

3.	In the seventh paragraph on page 17, please disclose how many stores the company expects to open during fiscal 2008. We note that the company includes such disclosures in its earnings releases.

Response

During fiscal 2008, we plan on opening 75 new stores. In future Form 10-K filings, we will include a range of expected new store openings for the next fiscal year.

Item 9A. Controls and Procedures, page 28

4.	We read in your evaluation of disclosure controls and procedures that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level in ensuring that information required to be disclosed in the report that you file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosures. Consistent with prior comment 12 from our letter dated August 28, 2007, please confirm to us, and disclose in future filings, that you also concluded that your disclosure controls and procedures are effective at the reasonable assurance level in ensuring that information required to be disclosed by you in the reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time frames specified in the Commission’s rules and forms. See the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Alternatively, in future filings you may conclude that your disclosure controls and procedures are effective at the reasonable assurance level without providing any part of the definition of disclosure controls and procedures.

Response

We confirm that we also concluded that our disclosure controls and procedures were effective at the reasonable assurance level. In future filings, we will modify our Item 9a, Controls and Procedures, disclosure to read as follows:

(a)	Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (the “Evaluation”) at a reasonable assurance level as of the last day of the period covered by this Report.

CORPORATE OFFICES — N56 W17000 RIDGEWOOD DRIVE — MENOMONEE FALLS, WISCONSIN 53051 — (262) 703-7000

Mr. H. Christopher Owings

Securities and Exchange Commission

August 6, 2008

Based upon the Evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level. Disclosure controls and procedures are defined by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) as controls and other procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions, regardless of how remote.

5.	We note that you state there were no significant changes in your internal control over financial reporting that could significantly affect these controls. Consistent with prior comment 11 from our letter dated August 28, 2007, please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting whether or not such change is “significant”.

Response

We confirm that there were no changes in our internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. In future filings, should we have any internal control changes that have materially affected, or are reasonably likely to affect, our internal control over financial reporting, we will disclose as appropriate.

In future filings, we will delete the word “significant” from our Item 9a, Controls and Procedures, disclosure. The revised disclosure will read as follows:

During the last fiscal quarter, there were no changes in our internal controls that have materially affected or are reasonably likely to materially affect such controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Financial Statements for the Fiscal Year Ended February 2, 2008

Note 1 – Business and Summary of Accounting Policies, page F-7

Reclassifications, page F-7

CORPORATE OFFICES — N56 W17000 RIDGEWOOD DRIVE — MENOMONEE FALLS, WISCONSIN 53051 — (262) 703-7000

Mr. H. Christopher Owings

Securities and Exchange Commission

August 6, 2008

6.	We note your statement concerning reclassifications. We also note that certain line items on your balance sheet, income statement, and cash flow statement for fiscal year 2006 have changed from those previously published in your February 3, 2007 Form 10-K. Please provide us with a reasonably detailed description of the changes that you made to your fiscal year 2006 financial statements. Also tell us how you considered whether any of these changes were corrections of an error, particularly with regards to the adjustments between categories of the cash flow statement.

Response

As disclosed, we reclassified certain prior period amounts to conform to the 2007 presentation. In assessing these reclassifications, we considered the requirements of SAB 99, “Materiality,” SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” and SFAS No. 154, “Accounting Changes and Error Corrections.”

Each of the reclassifications was deemed both qualitatively and quantitatively immaterial in accordance with SAB 99. As a result, we determined that restatement of our previously issued financials and expanded disclosure was not required.

Income Statement ($’s in thousands)

	As reported in 2006 10-K	Reclass		As reported in 2007 10-K
		$	%
Net sales	$15,544,184	$52,726	0.3%	$15,596,910
Cost of merchandise sold (exclusive of depreciation shown separately below)	9,890,513	31,560	0.3%	9,922,073

Gross margin	5,653,671	21,166	0.4%	5,674,837
Operating expenses:
Selling, general, and administrative	3,401,434	21,166	0.6%	3,422,600
Depreciation and amortization	387,674	—	—	387,674
Preopening expenses	49,762	—	—	49,762

Operating income	1,814,801	—	—	1,814,801

Other expense (income):
Interest expense	66,743	—	—	66,743
Interest income	(26,387)	—	—	(26,387)

Income before income taxes	1,774,445	—	—	1,774,445
Provision for income taxes	665,764	—	—	665,764

Net income	$1,108,681	$—	$—	$1,108,681

As a percent of net sales:
Gross margin	36.4%		—	36.4%
Selling, general and administrative	21.9%		—	21.9%

CORPORATE OFFICES — N56 W17000 RIDGEWOOD DRIVE — MENOMONEE FALLS, WISCONSIN 53051 — (262) 703-7000

Mr. H. Christopher Owings

Securities and Exchange Commission

August 6, 2008

During 2007, we reclassified the results of our Kohl’s Cares for Kids (“KCK”) program. Through our KCK program, we sell plush toys and books at our stores and donate the net profits to various organizations. Historically, we had reported the net activity of this program in Selling, general and administrative (“SG&A”) expenses. During 2007, we began reporting the gross activity in the related Sales and Cost of Sales accounts.

In addition to being immaterial, both quantitatively and qualitatively, to the individual financial statement lines, the reclassifications had no impact on our gross margin and SG&A ratios, which are key metrics in the retail industry.

Balance Sheet ($’s in thousands):

	As reported in 2006 10-K	Reclass			As reported in 2007 10-K
		$		%
Assets
Current assets:
Cash and cash equivalents	$189,170	$—		—	$189,170
Short-term investments	431,230	—		—	431,230
Merchandise inventories	2,588,099	(9,721	) a,c	(0.4%)	2,578,378
Deferred income taxes	40,190	—		—	40,190
Other	152,351	2,568	b,c	1.7%	154,919

Total current assets	3,401,040	(7,153)		(0.2%)	3,393,887
Property and equipment, net	5,352,974	—		—	5,352,974
Favorable lease rights, net	219,286	—		—	219,286
Goodwill	9,338	—		—	9,338
Other assets	58,539	—		—	58,539

Total assets	$9,041,177	$(7,153)		(0.1%)	$9,034,024

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$934,376	$—		$—	$934,376
Accrued liabilities	732,178	(7,153	) a,b,c	(1.0%)	725,025
Income taxes payable	233,263	—		—	233,263
Current portion of long-term debt and capital leases	18,841	—		—	18,841

Total current liabilities	1,918,658	(7,153)		(0.4%)	1,911,505
Long-term debt and capital leases	1,040,057	—		—	1,040,057
Deferred income taxes	243,530	—		—	243,530
Other long-term liabilities	235,537	—		—	235,537
Shareholders’ equity	5,603,395	—		—	5,603,395

Total liabilities and shareholders’ equity	$9,041,177	$(7,153)		(0.1%)	$9,034,024

The reclassifications to the balance sheet included the following:

a)	Reclassified $10.5 million of sales return reserves from accrued liabilities to inventories. This reclassification conformed the balance sheet treatment of the sales return reserve to the income statement presentation of sales returns.

CORPORATE OFFICES — N56 W17000 RIDGEWOOD DRIVE — MENOMONEE FALLS, WISCONSIN 53051 — (262) 703-7000

Mr. H. Christopher Owings

Securities and Exchange Commission

August 6, 2008

b)	Reclassified $2.9 million of vendor receivables which had previously been netted against accrued liabilities.

c)	Reclassified miscellaneous individually insignificant account balances which increased merchandise inventories by $0.8 million, decreased other assets by $0.3 million and increased accrued liabilities by $0.5 million.

Statement of Cashflows ($’s in thousands):

	As reported in 2006 10-K	Reclass			As reported in 2007 10-K
		$		%
Operating Activities
Net income	$1,108,681	$—		—	$1,108,681
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	388,299	216	a	0.1%	388,515
Amortization of debt discount	216	(216	) a	(100.0%)	—
Share-based compensation	44,699	—		—	44,699
Excess tax benefits from share-based compensation	(25,707)	—		—	(25,707)
Deferred income taxes	9,216	—		—	9,216
Other non-cash revenues and expenses		22,940	b	n/a	22,940
Changes in operating assets and liabilities:		—		—	—
Accounts receivable	1,652,065	—		—	1,652,065
Merchandise inventories	(350,531)	868	d	(0.2%)	(349,663)
Other current and long-term assets	(63,781)	(1,567	) d	2.5%	(65,348)
Accounts payable	104,405	—		—	104,405
Accrued and other long-term liabilities	139,754	(1,396	) b,c,d	(1.0%)	138,358
Income taxes receivable/(payable)	92,062	—		—	92,062

Net cash provided by operating activities	3,099,378	20,845		0.7%	3,120,223

Investing Activities
Acquisition of property and equipment and favorable lease rights	(1,142,247)	(20,845	) c	1.8%	(1,163,092)
Purchases of short-term investments	(13,509,169)	—		—	(13,509,169)
Sales of short-term investments	13,238,936	—		—	13,238,936
Other	(6,856)	—		—	(6,856)

Net cash used in investing activities	(1,419,336)	(20,845)		1.5%	(1,440,181)

Net cash provided by (used in) financing activities	(1,617,711)	—		—	(1,617,711)

Net increase in cash and cash equivalents	62,331	—		—	62,331
Cash and cash equivalents at beginning of period	126,839	—		—	126,839

Cash and cash equivalents at end of period	$189,170	—		—	$189,170

The reclassifications to the statement of cashflows included the following:

a)	Combined “Amortization of debt discount” with “Depreciation and amortization.” The line item was renamed “Depreciation and amortization, including debt discount.”

b)	Separately presented non-cash rent expense resulting from recording rental expense on a straight-line basis pursuant to SFAS No. 13.

c)	Reduced cash expenditures for accrued, but unpaid, expenditures.

CORPORATE OFFICES — N56 W17000 RIDGEWOOD DRIVE — MENOMONEE FALLS, WISCONSIN 53051 — (262) 703-7000

Mr. H. Christopher Owings

Securities and Exchange Commission

August 6, 2008

d)	Reflected impact of balance sheet classifications in statement of cashflows.

Short-Term Investments, page F-7

7.	We note the disclosures concerning your investment in auction rate securities, both here and in your subsequent May 3, 2008 Form 10-Q. We note that you recognized a temporary impairment charge in accumulated other comprehensive income during the quarter ended May 3, 2008 but concluded that no other-than-temporary impairment was necessary. We also note that you do not appear to have recognized either a temporary or an other-than-temporary impairment charge during the year ended February 2, 2008. We have the following comments:

•

Please tell us, and disclose in future filings, how often your securities have auctions, separately quantifying the amount of auction rate securities that you held at February 2, 2008 or the relevant period end for each auction interval.

•

Please tell us whether any auctions failed for your securities prior to your fiscal year end, and if so, describe the timing of these auctions and quantify the amount of securities involved in each such failed auction.

•

We note your statement that from February 11 through March 18, 2008, all of the auctions that were held for your securities failed. Please quantify for us the amount of your auction rate securities held at year end that had a failed auction in the first auction following your fiscal year end. For these securities, please explain to us in detail how you determined that such securities were not impaired at year end. In this regard, unless an auction were held on the last day of your fiscal year, it is unclear to us that a successful auction prior to year end would be an appropriate representation of market value if the first auction following year end were unsuccessful.

•

Please describe to us the outcome of all auctions that occurred during your first fiscal quarter, including clarifying whether all your securities had auctions within this quarter and the timing of which auctions were successful as opposed to those that failed.

•

We note the statement in your Form 10-Q that you have the ability and intent to hold these securities until recovery, which in certain cases may mean maturity. Please tell us, and disclose in future filings, the maturity dates for these securities. Also tell us how you considered your sales of these securities during your first quarter when concluding that you had the intent to hold these securities until recovery. Your response should clarify whether you received at least par value for each of these sales or whether any sales resulted in a loss.

•

We note that you valued these securities using Level 3 inputs during your first quarter. Please describe in reasonable detail the methods and the underlying assumptions used to value these securities at quarter end. Also tell us if you excluded the impact of reasonably available secondary market transactions or completed auction prices on the basis that they were considered “distress prices”. Please disclose in more detail in future filings how these securities are valued.

•

Please describe to us the results of any auctions for these securities subsequent to your fiscal quarter end. Also tell us whether you have sold any of these securities subsequent to your fiscal quarter end, and if so, please tell us whether any sales resulted in a loss.

CORPORATE OFFICES — N56 W17000 RIDGEWOOD DRIVE — MENOMONEE FALLS, WISCONSIN 53051 — (262) 703-7000

Mr. H. Christopher Owings

Securities and Exchange Commission

August 6, 2008

Response

•

Auctions for our auction rate securities (ARS) are typically held every 35 days. This information will be included in future filings. As we disclosed in our 10-K for the year ended February 2, 2008, we held $447.2 million in ARS as of February 2, 2008.

•	We experienced no failed auctions prior to February 2, 2008, our fiscal 2007 year end.

•

As of our fiscal year end of February 2, 2008, we held 27 ARS. During the first several weeks of our first quarter of fiscal 2008, we experienced five successful ARS auctions where we received proceeds at par totaling $75.5 million. The first auctions subsequent to year end for the remaining 22 ARS were unsuccessful. For the following reasons, we believe fair value approximated par at fiscal year end for these ARS. Working with our investment bankers, we identified ARS holdings that were identical to 13 of these 22 remaining ARS totaling $238.4 million but which had experienced successful auctions for us or other holders during our fiscal 2008. While our remaining 9 ARS totaling $133.3 million, did not have a successful auction subsequent to our fiscal 2007 year end either by us or by other holders, they were viewed to be very similar to the remaining 18 ARS that had successful auctions due to the following consistent attributes:

•	All are Student Loan Backed ARS

•	All are AAA rated by multiple rating agencies

•	All are backed by Federal Family Educational Loan Program (FFELP)

•	All have 35 day maturities

•	All have similar yields

Based on the fact that all of the ARS held by us as of fiscal year end 2007 either had a successful auction, are identical to securities that had a successful auction or are very similar to securities that had a successful auction subsequent to year end, these securities were appropriately valued at fair value and classified as short term as of fiscal 2007 year end.

•

All of our ARS held auctions during the first fiscal quarter of 2008. Five of these auctions were successful in the first several weeks of the first quarter with the remainder being unsuccessful. The interest rates for the successful auctions ranged from 5.5% - 6.05%.

•

The actual maturity dates of the ARS held by us range from 2016 to 2056. This range of maturities will be included in future filings. However, generally, the student loan backed ARS have been paid off well before the final maturity date. The five successful auctions during the first several weeks of the first quarter of fiscal 2008 were all at par value. To date, we have sold no ARS at less than par value.

•

We utilized a discounted cash flows model to estimate the current fair market value for each of the securities we owned as there was no recent activity in the secondary markets in these types of securities. The model resulted in an overall discount to par value of 6.818% or $20.6 million. This model used unique inputs for each security including discount rate, interest rate currently being paid and maturity. The discount rate used was calculated using the closest match available for other asset backed securities by the FFELP. A market failure scenario was employed as there were no recent successful auctions of these securities. We will include the additional detail discussed above in future filings regarding how these securities were valued.

•	We have had one successful auction of ARS during our second fiscal 2008 quarter at par value. We have still not experienced any loss on sale of any ARS on a year-to-date fiscal 2008 basis.

CORPORATE OFFICES — N56 W17000 RIDGEWOOD DRIVE — MENOMONEE FALLS, WISCONSIN 53051 — (262) 703-7000

Mr. H. Christopher Owings

Securities and Exchange Commission

August 6, 2008

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17 Compensation Discussion and Analysis, page 17

8.

We note the disclosure on page 19 that the committee determined to benchmark compensation for Messrs. McDonald and Brennan at the 90th percentile of base salaries paid to executives in similar positions. It is unclear from the disclosure on what survey information such benchmark was based. Please disclose how the benchmark was determined and the companies underlying the survey used to identify the benchmark. See Item 402(b)(xiv) of Regulation S-K.

Response

As stated on page 19 of the Proxy Statement, the Compensation Committee of our Board of Directors (the “Committee”) has determined that the Company may need to hire individuals to fill Executive Vice President positions who previously held more senior positions at their former employers. The Committee determined that Executive Vice President compensation must reflect this differential in order to attract and retain executives with the necessary qualifications and it chose to accomplish this by targeting base salaries for Executive Vice Presidents at the 90th percentile of the base salaries paid to executives in similar positions.

The actual benchmarks used to establish the base salaries for the Company’s Executive Vice Presidents, including Messrs. McDonald and Brennan, were derived from a report prepared by Hay Group. In this report, Hay Group presented the salaries paid to executives in various positions at retailers included in its “Broad Retail Industry” database. The salaries were reported in the aggregate only, without identification of any particular salaries paid by any particular company. Salary levels at the 50th, 75th and 90th percentiles were presented.

Companies included in Hay Group’s “Broad Retail Industry” database include Belk, Best Buy, Federated Department Stores, Gap, Home Depot, J.C. Penney, Limited Brands, Lowe’s, Mervyns, Neiman Marcus, Nordstrom, Office Depot, OfficeMax, Saks, Sears Roebuck & Company, ShopKo, Staples, Target, TJX Companies and Wal-Mart.

The Hay Group “Broad Retail Industry” database is a very comprehensive source of executive pay information for “big box” retail companies. Compensation data was included for analysis after screening for similar job content and responsibilities matching Kohl’s executives.

In future filings, the Company will disclose how this benchmark was determined and the companies underlying the survey used to identify the benchmark.

Elements of Executive Compensation, page 20

9.	We note the disclosure of the corporate performance objectives for fiscal 2006. Please also disclose the corporate performance objectives for fiscal 2007. To the extent you believe disclosure of these goals is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

CORPORATE OFFICES — N56 W17000 RIDGEWOOD DRIVE — MENOMONEE FALLS, WISCONSIN 53051 — (262) 703-7000

Mr. H. Christopher Owings

Securities and Exchange Commission

August 6, 2008

Response

Our CD&A discussion had focused on salary adjustments and equity awards granted in fiscal 2007, which were based on fiscal 2006 results, to coincide with the salaries and equity awards reported in the Summary Compensation Table. We did not include fiscal 2007 performance objective because these objectives are used to determine salary adjustments and equity awards made in fiscal 2008 that will be disclosed in the 2009 proxy statement. However, we will expand our discussion and analysis to include corporate and individual performance objectives for the most recently completed fiscal year in future proxy filings even though the amounts awarded based on the achievement of these objectives will not be required to be disclosed until the following year.

Requested information:

General Performance Assessment

The methodologies, factors and processes utilized to assess the Company’s principal officers’ performance in 2008 (based on fiscal 2007 performance) were the same as those utilized in the prior year, as described in the Proxy Statement. In February 2007, the Committee established the corporate performance objectives in the following ranges for fiscal 2007:

Performance Objective	Meets Expectations – Threshold	Consistently Exceeds Expectations – Maximum
Net Income (in millions)	$1,215.0	> $	1,300.0
Return on Investment	21.4%		> 22.7%

Base Salary

The Committee considers increases in base salary for named executive officers based primarily on corporate and individual performance in the prior year. In February 2007, the Committee established the following range of base salary increases as a guideline for increases that could be awarded in fiscal 2008 based on corporate and individual performance in fiscal 2007:

	Meets Expectations – Threshold	Consistently Exceeds Expectations – Maximum
Base Salary Increase	2.5%	9.0%

The Committee has the right, however, to deviate from this guideline where appropriate.

CORPORATE OFFICES — N56 W17000 RIDGEWOOD DRIVE — MENOMONEE FALLS, WISCONSIN 53051 — (262) 703-7000

Mr. H. Christopher Owings

Securities and Exchange Commission

August 6, 2008

Annual Incentive Compensation

2007 performance objectives for annual incentive compensation were reported in the Proxy Statement, as the annual incentive compensation award made in fiscal 2008 and based upon the Company’s fiscal 2007 performance was reported in the Summary Compensation Table.

Long-Term Compensation

The Committee established the following range of stock option grants as a guideline for grants that could be awarded to principal officers in fiscal 2008 based on corporate and individual performance in fiscal 2007:

	Meets Expectations	Consistently Exceeds Expectations
Chief Executive Officer	14,300	143,000
President	10,700	107,200
Other Principals	8,000	80,400

The Committee determines the size of stock option grants to be awarded to our principal officers using the same methodology that it uses for awarding base salary increases described earlier. The Committee awards each of the principal officers points following an established format in the three categories described above based upon corporate and their respective individual performance for fiscal 2007. The points received by the principal officer in each category are totaled and used to determine the size of the stock option grant indicated by the guidelines. The Committee has the right, however, to deviate from those guidelines where appropriate.

The Company’s Executive Vice Presidents, including Mr. McDonald, were eligible for option awards in fiscal 2008 comprised of a combination of both an individual component, which was based on an individual performance assessment and adjusted based upon the Company’s achievement of certain return on investment targets, as well as a company component, which is based on the net income goals used to award annual incentive compensation. The individual component is intended to reflect the Committee’s objective of rewarding the officers’ personal performance and the company component is intended to reflect the Committee’s objective of rewarding the officers’ contribution toward our overall Company performance. The individual component grant range guidelines established by the Committee for options to be awarded to the Executive Vice Presidents in fiscal 2008 based on 2007 performance was between 3,000 option shares (for meeting expectations) and 25,500 option shares (for consistently exceeding expectations), subject to the following adjustments:

Return on Investment
< 21.4%	21.4% - 22.2%	> 22.2%

CORPORATE OFFICES — N56 W17000 RIDGEWOOD DRIVE — MENOMONEE FALLS, WISCONSIN 53051 — (262) 703-7000

Mr. H. Christopher Owings

Securities and Exchange Commission

August 6, 2008

Return on Investment
Adjustment to Individual Component	-10%	No Adjustment	+ 10%

The company component grant range is determined by the bonus tier for which the Executive Vice President qualified for during the fiscal year. The guideline established by the Committee for fiscal 2008 grants was as follows:

	Fiscal 2007 Net Income
	(in millions)
	$1,190	$1,255	$1,300

Company Component (as percentage of Individual Component)	20%	60%	100%

The Committee has the right to deviate from these ranges and guidelines where appropriate.

In connection with our responses presented herein, Kohl’s acknowledges that:

•	Kohl’s is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Kohl’s may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States

Should you have any questions regarding our responses included herein, please do not hesitate to contact me directly at (262) 703-1893 or via facsimile at (262) 703-6143.

Sincerely,

/s/ Wesley S. McDonald
Wesley S. McDonald
Chief Financial Officer

CORPORATE OFFICES — N56 W17000 RIDGEWOOD DRIVE — MENOMONEE FALLS, WISCONSIN 53051 — (262) 703-7000